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                                                                   EXHIBIT 99.36

[TRIZEC CANADA LOGO]                                                NEWS RELEASE

For Immediate Release                                All amounts in U.S. dollars

CONTACT:
Robert B. Wickham
Senior Vice President and
Chief Financial Officer
(416) 682-8600
(877) 239-7200

                    TRIZEC CANADA DECLARES QUARTERLY DIVIDEND

      TORONTO, SEPTEMBER 21, 2004 -- Trizec Canada Inc. (TSX: TZC) announced today that its Board of Directors declared a quarterly dividend of US$0.20 per share on the issued and outstanding shares of the Corporation, to be paid on October 22, 2004 to the shareholders of record at the close of business on October 7, 2004.

      Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc., a real estate investment trust (REIT), one of North America's largest owners of commercial office properties. Effective October 20, 2004, Trizec Canada's new symbol on the TSX will be TZC.SV. Trizec Properties trades on the New York Stock Exchange under the symbol TRZ. On September 14, 2004, Trizec Properties declared a quarterly dividend of US$0.20 per common share to holders of record at the close of business on September 30, 2004 and payable on October 15, 2004. For more information, visit Trizec Canada's web site at www.trizeccanada.com.

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